HC Capital Trust International Equity Portfolio

Amendment No. 1 to the Portfolio Management Agreement

Amendment, made as of January 1, 2017, to the Portfolio Management Agreement dated March 12, 2014 (the “Agreement”) between the HC Capital Trust (the “Trust”), an investment company registered under the Investment Company Act of 1940 as an open-end, series, management investment company, and Artisan Partners Limited Partnership (“Portfolio Manager”). All capitalized terms used in this Amendment and not defined herein shall have the same meaning ascribed to them in the Agreement. Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

WHEREAS, Portfolio Manager provides day-to-day portfolio management services to a portion of the HC Capital Trust International Equity Portfolio (“Portfolio”), a separate series of the Trust, pursuant to the Agreement; and

WHEREAS, the Portfolio Manager has agreed to amend the Agreement in a manner that will adjust the fee payable to the Portfolio Manager, as more fully set forth herein, and the Trust has determined that such amendment is in the interests of the shareholders of the Portfolio;

NOW, THEREFORE, it is hereby agreed that Section 4 of the Agreement will be replaced in its entirety by the following:

4. Expenses and Compensation. (a) Except for expenses specifically assumed or agreed to be paid by the Portfolio Manager under this Agreement, the Portfolio Manager shall not be liable for any expenses of the Portfolio or the Trust, including, without limitation: (i) interest and taxes; (ii) brokerage commissions and other costs in connection with the purchase and sale of securities or other investment instruments with respect to the Portfolio; and (iii) custodian fees and expenses.

(b) Subject to the foregoing, the actual fee that the Portfolio Manager shall be entitled to receive from the Portfolio shall be calculated daily and payable monthly in arrears within 30 days after each month end. For so long as the Combined Assets (as defined below) are greater than $500 million, the fee shall be at the annual rate of 0.47% of the average daily net assets of the Account. If the Combined Assets are reduced to $500 million or less due to withdrawals or redemptions, beginning with the first calendar month following the date on which such withdrawal or redemption reduced such Combined Assets to $500 million or less, the fee shall be calculated based on average daily net assets of the Account at the following annual rates.

0.80% on Combined Assets up to $50 million; and

0.60% on Combined Assets in excess of $50 million.

For the avoidance of doubt, if the value of the Combined Assets is diminished to $500 million or less as a result of market depreciation, and the net contributions over time are at least $500 million, then the annual rate of 0.47% of the average daily net assets of the Account shall apply.

If the Combined Assets subsequently increase to more than $500 million due to contributions, and the net contributions over time are at least $500 million, beginning with the first calendar month following the date on which such increase occurred, the fee shall be at the annual rate of 0.47% of the average daily net assets of the Account.

(c) For purposes of this Agreement:

(i)	“Combined Assets” shall mean the sum of (i) the net assets of the Account; and (ii) the net assets of that portion of The Institutional International Equity Portfolio of the Trust allocated to the Portfolio Manager from time-to-time.

(ii)	“Average Monthly Net Assets” shall mean the average of the average daily net asset values of the Account and the average of the average daily net asset values of The Institutional International Equity Portfolio of the Trust allocated to the Portfolio Manager from time-to-time. It is understood that the average daily net asset value of the Account and The Institutional International Equity Portfolio shall be calculated in accordance with the policies of the Trust as set forth in the Trust’s prospectus as it may be amended from time to time.

(iii)	The fee payable to the Portfolio Manager by the Portfolio shall be paid and billed in arrears based on the Average Monthly Net Assets of the Combined Assets during the preceding calendar month. The fee payable shall be calculated by applying the annual rate, as set forth in the fee schedule above, to the Average Monthly Net Assets of the Combined Assets, multiplying by the number of calendar days in the preceding calendar month divided by the number of days in the applicable calendar year, and multiplying by a factor that is equal to the proportion that the Average Monthly Net Assets of the Account bears to the Combined Assets.

This Amendment may be executed in any number of counterparts by the parties hereto (including facsimile transmission), each of which counterparts when so executed shall constitute an original, but the counterparts when together shall constitute the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their respective duly authorized representatives as of the date first above written.

HC CAPITAL TRUST

/s/ Colette Bergman
By: Collete Bergman
Title: VP & Treasurer

ARTISAN PARTNERS LIMITED PARTNERSHIP

/s/ James S. Hamman
By: James S. Hamman Jr.
Title: Vce President

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